Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Multi-Bank Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Multi-Bank Securities, Inc. as of December 31, 2017, and the related notes to the financial statements. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Multi-Bank Securities, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Multi-Bank Securities, Inc.'s management. Our responsibility is to express an opinion on Multi-Bank Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Multi-Bank Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion

Carnaghi + Schwark, PLLC

We have served as Multi-Bank Securities, Inc.'s auditor since 1989.
Roseville, Michigan
February 20, 2018

MULTI-BANK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

**Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934
As a Public Document**

MULTI-BANK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Assets:	
Cash	$ 19,967,587
Accounts receivable:	
Brokers, dealers and clearing organization	40,964
Deposit - clearing organization	2,009,808
Other	36,589
Securities owned, at fair value	729,497,803
Prepaid Taxes	103,800
Prepaid expenses	304,391
Deferred tax asset (Note 2)	2,042,153
	$754,003,095
Other assets:	
Deferred costs (Note 6)	1,787,864
Total assets	$755,790,959

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable:	
Commissions due sales representatives	$ 6,609,706
Other	161,880
Payable to brokers, dealers	102,257,685
Securities sold, not yet purchased, at fair value	557,114,978
Accrued interest – subordinated debt	344,444
Accrued expenses	3,860,889
Total current liabilities	670,349,582
Subordinated debt (Note 7)	40,000,000
Deferred compensation (Note 9)	9,724,564
Total long-term liabilities	49,724,564
Total liabilities	720,074,146
Stockholder's equity:	
Common stock, par value $1.00 per share; 50,000 shares authorized; 16,000 shares issued	16,000
Capital in excess of par value	1,533,000
Retained earnings	33,917,813
Total stockholder's equity	35,716,813
	$755,790,959

See accompanying notes.

Note 1 - ORGANIZATION

Multi-Bank Securities, Inc. (the "Company") is an institutional fixed-income securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the U.S. Securities and Exchange Commission. The Company is a wholly owned subsidiary of Multi-Bank Services, Ltd. See Note 4 for transactions with Parent Company.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Securities transactions are recorded on the trade date, as if they had settled. Profit and losses arising from all securities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Counterparty Credit Risk
The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company monitors its exposure to risk through a variety of control procedures, including daily review of trading positions.

Market Risk
Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates, and market volatility and liquidity. The Company manages risk by setting and monitoring adherence to risk limits and by hedging its positions.

Federal Income Taxes
The Company files a consolidated Federal income tax return with its Parent Company. The provision for Federal income tax for the year ended December 31, 2017 is based on a separate return filing. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company's income tax asset relates primarily to deferred compensation and represents the amount available to reduce income taxes payable in future years.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 20, 2018, which is the same date the financial statements were available to be issued.

Note 3 – FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Note 3 – FAIR VALUE (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

	Level 1	Level 2	Level 3	Total
Assets:				
Corporate and other debt	$ -	$50,648,886	$ -	$ 50,648,886
U.S. government and agency	-	656,569,366	-	656,569,366
U.S. Treasuries	5,019,215	-	-	5,019,215
Municipal debt	-	17,260,336	-	17,260,336
Total securities owned	$ 5,019,215	$ 724,478,588	$ -	$729,497,803
Liabilities:				
U.S. government and agency	$ -	$469,958,787	$ -	$469,958,787
U.S. Treasuries	71,929,904			71,929,904
Municipal Debt	-	110,168	-	110,168
Equities	15,116,119	-	-	15,116,119
Total securities sold, not yet purchased	$87,046,023	$470,068,955	$ -	$557,114,978

Note 4 - TRANSACTIONS WITH PARENT COMPANY

The Parent Company, Multi-Bank Services, Ltd. provides various administrative services to the Company, including furniture and fixtures. For the year ended December 31, 2017, administrative expenses charged to the Company amounted to $300,000.

Note 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2017, the Company's net capital was $55,068,105 and its required net capital was $8,197,282. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 2.23 to 1.

Note 6 – DEFERRED COSTS

Deferred costs in the amount of $1,787,864 at December 31, 2017 are summarized as follows:

	Borrowing fees and related costs	Website Development costs	CRM Development costs	Total
Balance, 12/31/16	$ 760,399	$ 1,129,776	$ 108,518	$ 1,998,693
Additions	236,771	-	-	236,771
Amortization	(207,600)	(228,000)	(12,000)	(447,600)
Balance, 12/31/17	$ 789,570	$ 901,776	$ 96,518	$ 1,787,864

Borrowing fees and related costs represent amounts paid in connection with the financing of the subordinated debt. These amounts are being amortized over the term of the loan.

Website development costs represent amounts paid in connection with the website application and infrastructure development of a web-based platform as a means for financial institutions to research, trade, or obtain both brokered and non-brokered funding alternatives. These costs are being amortized over the estimated useful life of ten years.

CRM development costs represent amounts paid in connection with the development and customization of a customer relationship manager application. These costs are being amortized over the estimated useful life of ten years.

Note 7 – SUBORDINATED DEBT

The Company has a $40,000,000 subordinated loan agreement with a private investment firm. The loan beared interest at 10.5% per annum through May 31st, 2017. Beginning June 1, 2017 through maturity on November 16, 2021, the loan bears interest at 10% per annum. The debt is subordinate in right of payment to all claims of all other present and future creditors of the Company. The subordinated debt has been approved by the Financial Industry Regulatory Authority (FINRA) and is thus available in computing the Company's net capital under the SEC's net capital rule.

Note 8 - EMPLOYEES' BENEFIT PLAN

The Company maintains a defined contribution 401(k) benefit plan covering all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company at its discretion may make a matching contribution, which percentage will be determined each year by the Company. For the year ended December 31, 2017, the Company elected not to make a matching contribution.

Note 9 – DEFERRED COMPENSATION PLAN

The Company maintains a Deferred Compensation Plan available to a select group of management and highly compensated employees. The plan allows participants each year to elect to defer all or a portion of their salary and bonuses. All deferrals to the participants' accounts vest immediately. Deferred account balances earn interest at 7% per annum.

At December 31, 2017 the total deferred compensation is $9,724,564 which includes $1,863,367 of accrued interest.

Note 10 - OPERATING LEASE COMMITMENTS

The Company leases its primary operating facilities in Southfield, Michigan and Ft. Lauderdale, Florida. They also lease facilities in various other states. The minimum lease payments on these leases are summarized as follows:

Years Ended December 31,	Amount
2018	487,000
2019	400,000
2020	409,000
2021	390,000
2022	71,000

The lease agreements include escalation clauses that increase the minimum rental payment for increased lessor taxes and operating expenses.

For the year ended December 31, 2017, the total lease expense pursuant to the above operating leases amounted to $868,135.

Furniture and equipment is provided by the Parent Company, the charge for which is included in the administrative charges paid to the Parent Company, see Note 4.